Exhibit 99.5

THE TORONTO-DOMINION BANK

CHARTER OF THE BOARD OF DIRECTORS

In this Charter, "Bank" means The Toronto-Dominion Bank on a consolidated basis.

Part I: Main Responsibilities

The Board of Directors is responsible for supervising the management of the business and affairs of the Bank.

1.0	The Board provides the supervision necessary for:

1.1	Approval of Strategy and Major Policy Decisions of the Bank – the Board must understand and approve the Bank's strategy and business objectives, is kept current on its progress towards those objectives and is part of and approves any major strategy and policy decisions;

1.2	Approval of the Bank's Enterprise Risk Appetite Statement – the Board must be satisfied that there is a framework in place so that the Bank only takes risks in accordance with its Risk Appetite and Enterprise Risk Framework; must approve the Enterprise Risk Appetite Statement and monitor the Bank's risk profile and performance;

1.3	Evaluation, Compensation, Talent Development and Succession – the Board must be satisfied that there are processes in place to identify, attract, evaluate, develop and retain the right people to enable the Bank to meet its strategic ambitions and safeguard its unique and inclusive culture; and must also monitor and evaluate individuals in key management roles, and be satisfied that they are appropriately compensated for their contribution to the Bank's long-term success;

1.4	Oversight of the Management of Capital, Liquidity, Risks and Internal Controls – the Board must be satisfied that policies are in place to enable the Bank to maintain sufficient capital and liquidity and to protect the Bank's assets and reputation; and must also be satisfied that the Bank's risk culture, compensation policies and practices, and control functions enable the Bank to operate within the confines of its Enterprise Risk Appetite Statement;

1.5	Disclosure of Reliable and Timely Information to Investors – the Board must be satisfied that the Bank is providing its investors with accurate and balanced information in a timely manner;

1.6	Effective Board Governance – the Board must function effectively in order to meet stewardship responsibilities; the Board must be comprised of strong members w ith the appropriate backgrounds, skills and experience, and the right information.

Part II: Independence

The Board has implemented the following practices to help ensure that it is independent of the management of the Bank:

2.1	A substantial majority of the members of the Board must be independent and all Committees must be composed solely of independent directors, as set out in the Director Independence Policy;

2.2	The independent directors will meet independently of management and non-independent directors at every meeting of the Board and its Committees, and otherwise as appropriate. A director may request such a Board or Committee meeting by contacting the applicable Chair;

2.3	The Board and its Committees may engage their own external advisors;

2.4	The independent directors must annually appoint a strong, independent Board Chair with a clear mandate to provide leadership to the independent directors;

2.5	All non-management directors are required to hold Bank shares or equivalents with a value of six times their respective annual cash retainer, as more specifically set out in the Bank's Corporate Governance Guideline;

2.6	Management is responsible for ensuring that directors receive the right information to perform their duties on a timely basis;

2.7	Directors are provided with orientation when newly elected and thereafter with continuing education opportunities and unfettered access to management.

2.8	Directors are required to prepare for meetings, understand the issues, and to possess strength of character, integrity and an inquiring mind.

Part III: Composition

3.1	The number of directors will be as provided for in the Bank's by-laws and will comply with the Board composition provisions as set out in the Bank's Corporate Governance Guideline. Each director must possess the qualities set out in the Director Position Description.

3.2	The Board will create Committees from time to time and delegate certain functions to them as set out in their respective Charters. The Committee Charters will be reviewed at least annually and updated and amended as often as needed to respond to the evolving regulatory and market environments in which the Bank operates.

Part IV: Independent Functioning of Board and its Committees

The Board is responsible for establishing the appropriate policies and procedures to enable the Board, its Committees and directors to function independently of management.

4.1	The Board and each Committee may retain, at the Bank's expense, and terminate external professionals as each deems necessary and may invite them to attend and participate in meetings. The Board and each Committee has the sole authority to approve the compensation to be paid by the Bank for such external professional.

4.2	Any director may retain and terminate an external professional with the prior approval of the Corporate Governance Committee.

4.3	The Board is responsible for approving, upon the recommendation of the Corporate Governance Committee, the annual evaluation of independence status of each director candidate proposed for election.

Part V: Meetings

5.1	The Board will meet at least four times per year as required by the Bank Act

(Canada); meetings will be scheduled by the Board Chair in conjunction with the Chief Executive Officer and the Corporate Secretary.

5.2	For regularly scheduled meetings, an agenda for each Board meeting and other documents for consideration are provided to all directors about one week in advance of each meeting.

5.3	For special meetings of the Board, best efforts will be made to distribute materials to the directors as far in advance as practicable. Supplemental materials may be provided to directors at, or prior to, the commencement of each meeting.

5.4	The Board will meet with the Office of the Superintendent of Financial Institutions (OSFI) to review and discuss the results of OSFI's annual supervisory examination of the Bank (unless OSFI directs otherwise), and other regulators as appropriate.

5.5	The Board may invite to its meetings any director, member of management of the Bank or such other persons it deems appropriate in order to carry out its responsibilities. The Board may exclude from its meetings any persons it deems necessary to ensure the proper fulfillment of its duties.

Part VI: Specific Duties and Responsibilities

The Board fulfills its role directly and through its Committees to which it delegates certain responsibilities, in whole or in part, with ongoing reporting by the Committees to the Board. In this context, the Board is responsible for the following specific duties:

6.1	"Tone at the Top"

6.1.1	The Board relies on and holds senior management accountable for implementing and enforcing the Board-approved policies, setting the tone at the top as it relates to integrity and culture, status, incentives, talent, and communicating and reinforcing the compliance culture throughout the Bank;

6.1.2	The Board expects the highest level of personal and professional integrity from the Chief Executive Officer, other executive officers and all employees of the Bank;

6.1.3	The Board oversees the establishment of such a culture through appropriate mechanisms, including assessing the Chief Executive Officer and other executive officers of the Bank against this expectation, providing oversight of frameworks and policies with respect to ethical personal, business and market conduct (including the Bank's Code of Conduct and Ethics, Culture Framework, Conduct Risk Management Policy, Financial Consumer Protection Framework Policy, Raising Conduct and Ethics Concerns Policy and Anti-Bribery and Anti-Corruption Policy) and approving the Enterprise Risk Appetite Statement and monitoring the Bank's risk profile and performance relative to its Risk Appetite.

6.2	Strategic Planning

6.2.1	Approve the strategy and business objectives of the Bank and oversee their execution. This oversight includes reviewing and approving all major strategy and policy recommendations including:

a.	The Bank's annual strategic plan and monitoring of performance against the plan;

b.	Annual financial plan which includes the capital, liquidity and funding plans, as well as specific requests for major capital expenditures and the monitoring of adequate levels of capital and liquidity.

6.2.2	Assess the Bank's major opportunities and the risk impact of such strategic decisions being contemplated, including considering whether they are aligned with the Bank's purpose and within the Enterprise Risk Appetite Statement established for the Bank and its individual business and corporate segments.

6.3	Risk Management

6.3.1	Oversees the Bank's risk culture and approve and oversees strategies, frameworks and policies designed to protect the assets of the Bank and its continued viability.

6.3.2	Oversee the timely identification and monitoring of the top and emerging risks affecting the Bank's businesses, and satisfies itself that appropriate policies, procedures and practices are in place for the effective and independent management of these risks in accordance with the Bank's Enterprise Risk Framework. This responsibility includes reviewing and approving the Enterprise Risk Appetite Statement and reviewing the Bank's risk profile and performance.

6.3.3	Oversee the Bank's crisis management recovery and resolution plans, in accordance with applicable laws and regulations.

6.4	Capital and Liquidity

6.4.1	Oversees the Bank's capital adequacy and management by annually reviewing and approving the Capital Adequacy Risk Management Policy and the capital limits therein.

6.4.2	As part of this responsibility, the Board is responsible for declaring dividends and approving the issuance, redemption or repurchase of any capital, if appropriate and permitted by applicable law and regulations.

6.4.3	Oversee the implementation of the Bank's capital and liquidity frameworks and policies, and annually review the Bank's capital, liquidity and funding plans.

6.5	Internal Controls and Management Information Systems

6.5.1	Oversee and monitor the integrity and effectiveness of the Bank's internal controls and management information systems.

6.5.2	Oversees adherence to applicable legal, audit, compliance, regulatory, accounting and reporting requirements. Through this process, the Board must be satisfied that the financial reporting and financial control systems are designed and operating appropriately.

6.6	Communications

6.6.1	Establish a disclosure policy for the Bank and oversee the maintenance of effective shareholder relations through the Bank's communications policies and programs so that accurate, balanced and timely information is disseminated to, and feedback is received from, shareholders.

6.6.2	Shareholders may communicate with the independent directors through the Board Chair. Instructions for how to communicate with the independent directors will be publicly available through appropriate disclosure mechanisms, such as the Bank's proxy circular, annual report and/or website.

6.6.3	Oversee communications with other stakeholders and Indigenous communities.

6.6.4	Review and approve any significant sustainability commitments of the Bank.

6.7	Director Orientation and Assessment

6.7.1	Oversee appropriate, formal programs for the orientation of new directors and the annual assessment of the contribution and effectiveness of the Board, its Committees and all directors.

6.7.2	Review and approve, on the recommendation by the Corporate Governance Committee, an annual education plan for directors of the Bank.

6.7.3	Annually, approve the director independence assessment upon the recommendation of the Corporate Governance Committee.

6.8	Evaluation, Compensation, Talent Development and Succession

6.8.1	Oversee the Bank's talent management strategy and satisfying itself that there are processes in place to identify, attract, evaluate, develop and retain the right people to meet the strategic ambitions of the Bank and to safeguard its unique and inclusive culture.

6.8.2	Oversee the effective operation of the Bank by appointing, and if necessary, dismiss senior officers of the Bank, including the Chief Executive Officer, and oversee their performance assessment, compensation and succession planning. This responsibility includes the Board being satisfied that:

a.	Development planning takes place for senior officers;

b.	The senior management team and other responsible persons at the Bank have the appropriate qualities and competencies to meet the expectations set by the Board and its regulators;

c.	The integrity of the Chief Executive Officer and other senior officers, and their effectiveness in fostering the desired risk, integrity and compliance culture throughout the Bank.

6.8.3	Oversee the compensation structure of the senior management team and the compensation policies of the Bank. This includes approving a position description for the Chief Executive Officer and policies which define the limits of management's authority.

6.8.4	Approve the corporate goals and objectives of the Chief Executive Officer, monitoring progress against those goals and objectives, and the compensation of the Chief Executive Officer.

6.8.5	Biennially review and approve the adequacy and form of compensation of directors.

6.9	Oversight of Subsidiaries

6.9.1	Oversee the governance and activities of all subsidiaries enterprise-wide.

6.9.2	For certain U.S. subsidiaries, this includes overseeing the selection by the Bank's senior management (acting in the role as shareholder) of the directors of the boards of TD Group US Holdings LLC, its subsidiary TD Bank US Holding Company ("TDBUSH") and TDBUSH's subsidiaries, TD Bank, N.A. and TD Bank USA, N.A. (and any successors thereto) (collectively, the "TD U.S. Boards").

6.9.3	The Board biennially reviews and approves (subject to ratification by the TD U.S. Boards) the adequacy and form of compensation for the non-management directors of the TD U.S. Boards.

6.10	General

The Board will have the following additional general duties and responsibilities:

6.10.1	Monitor the effectiveness of the Bank's corporate governance practices and approve any necessary changes, as required;

6.10.2	Conduct an annual evaluation of the Board to assess its contribution and effectiveness in fulfilling its mandate;

6.10.3	Review and assess the adequacy of this Charter at least annually;

6.10.4	Establish general Bank policies and perform other tasks required by law and regulations, including maintaining minutes or other records of meetings and activities of the Bank.

Posted: December 2025